Cabot Corporation Two Seaport Lane Suite 1400 Boston, MA 02210-2019 United States

March 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz / Laura Crotty – Legal
Jeanne Bennett / Julie Sherman – Accounting

Re:	Cabot Corp.
Form 10-K for the Fiscal Year Ended September 30, 2021
Filed November 29, 2021
File No. 001-05667

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated March 4, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Annual Report on Form 10-K of Cabot Corp. (the “Company” or “Cabot”). For reference purposes, we have restated the comments contained in the Staff’s letter dated March 4, 2022 before our responses below.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 1. Business, page 4

At the outset of Part 1, please provide prominent disclosure about the legal and operational risks associated with the company having substantial operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business and/or accept foreign investments.

Response to Comment 1:

We acknowledge the Staff’s comment, and propose adding, in future filings, the disclosure set forth below in Part 1, under the heading “General”, following the description of our segment operations.

T +1 617 345 0100 | F +1 617 342 6103 | cabotcorp.com

Securities and Exchange Commission	- 2 -	March 18, 2022

“Each of our segments operates globally, and a significant portion of our revenues and operating profits is derived from operations outside the U.S. In particular, China continues to be an important producer of tires and products for automotive applications and since we made our initial investment in China in 1988, we have increased our operations in China to support increased demand for our products in China. In addition, a significant portion of battery manufacturers are located in China, and we anticipate a material portion of the future growth of our Battery Materials growth vector to be derived from our business and operations in China. We employ local management teams for our operations in China, and our business model in China is predominantly to make and sell product in-country to established local and multi-national customers with operations in China. In fiscal 2021, sales in China across our segments constituted approximately 25% of our revenues, and our property, plant and equipment located in China constituted approximately 25% of our total property, plant and equipment as of September 30, 2021. (See Note U to our Consolidated Financial Statements). There are legal and operational risks associated with having substantial operations in China, which are more fully described under the heading “Risk Factors”, including the risks described under the headings: “We are exposed to political or country risk inherent in doing business in some countries, including China”; “Information technology systems failures, data security breaches, cybersecurity attacks or network disruptions could compromise our information, disrupt our operations and expose us to liability, which may adversely impact our operations”; “The continued protection of patents, trade secrets and other proprietary intellectual property rights are important to our success”; “Negative or uncertain worldwide or regional economic conditions or trade relations may adversely impact our business” and “Our tax rate is dependent upon a number of factors, a change in any of which could impact our future tax rates and net income”. Given the size of our current operations in China and the future growth we anticipate from those operations, if our ability to operate in China were to be constrained by legal and operational risks, it could have a material negative impact on our overall operations and the value of our securities.”

Given the nature of Cabot’s business-to-business operations and how Cabot’s data is classified under the Cyberspace Administration of China (the “CAC”), as well as our relative market positions within China, the Company does not believe that recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, meaningfully impact the Company’s ability to conduct its business or issue its securities. Accordingly, at this time, we are not proposing disclosure for our future filings that would address this question. We undertake to monitor changes that warrant supplemental disclosure.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

T +1 617 345 0100 | F +1 617 342 6103 | cabotcorp.com

Securities and Exchange Commission	- 3 -	March 18, 2022

Response to Comment 2:

We obtain certain general business and environmental licenses in the ordinary course of business. To date, we have received all such material permissions and approvals required to operate our business in China. Outside of these general business and environmental licenses obtained in the ordinary course of business, our subsidiaries and joint venture operations in China are not required to obtain permissions or approval from Chinese authorities to operate our business in China, including permissions or approvals from the China Securities Regulatory Commission (“CSRC”), the CAC, or any other governmental agency under laws currently in effect. Specifically, as a corporation organized under the laws of the State of Delaware, Cabot is not required to obtain any permissions from the CSRC or other Chinese regulatory agencies to issue securities. With respect to the requirements from the CAC, given the nature of Cabot’s business-to-business operations and how Cabot’s data is classified under the CAC’s rules, we do not anticipate being required to obtain any permissions or approvals from the CAC or that compliance with CAC requirements will have a material impact on our operations. We undertake to monitor changes in this area that may warrant disclosure. The Personal Information Protection Law of the People’s Republic of China (PIPL) does apply to Cabot and its handling of personal information. We are in the process of developing and implementing policies and procedures to comply with the requirements of the PIPL that are applicable to Cabot, but given the nature of Cabot’s business and the size of our employee population in China, we do not believe Cabot is required to obtain permissions from Chinese regulatory authorities under the PIPL to conduct its business or that compliance with these requirements will have a material impact on our operations.

To address this comment, in future filings, in our discussion of risks associated with information technology in our risk factors, we expect to include a specific reference to the PIPL. By way of example, we have set forth below this proposed disclosure.

“The global regulatory environment pertaining to information security and privacy is increasingly demanding, with new and changing requirements, such as the European Union’s General Data Protection Regulation (“GDPR”), ~~the China Cybersecurity Law~~, The Personal Information Protection Law of the People’s Republic of China (“PIPL”), and Brazil’s Lei Geral de Protecao de Dados (“LGDP”). Complying with these laws and regulations may be more costly or take longer than we anticipate, and ~~could otherwise affect our business operations~~ any failure to comply may result in fines or penalties.”

Please revise your disclosure to provide a clear description of how cash is transferred through your organization, addressing the following:

Disclose your intentions to distribute earnings.

Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its Chinese subsidiaries, and the direction of transfer.

Quantify any dividends or distributions that a Chinese subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly, please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

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Securities and Exchange Commission	- 4 -	March 18, 2022

Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Describe any restrictions and limitations on your ability to distribute earnings from the company, including your Chinese subsidiaries to the parent company and U.S. investors.

Response to Comment 3:

We have cash pooling structures that support our operations in the U.S., EMEA and China and allow for the flow of cash between our subsidiaries. We use local cash generation to support the local operating needs, to fund capital expenditures and acquisitions and to pay minority interest payments to shareholders. We also deploy cash through a global pool to support the needs of other subsidiaries and regions. We face limited restrictions on the flow of cash. Argentina has currency controls in place that prevent the distribution of cash, but otherwise we are generally able to move funds around the globe through our cash pools, intercompany accounts and/or distributions, as needed. We also are able to repatriate cash to the U.S., if needed, including cash from China, while paying any withholding or other taxes; however, we consider most cash we generate in geographies outside the U.S. indefinitely reinvested outside the U.S.

With respect to the Staff’s comment about cash flows involving our entities in China, our operations in China are self-sustaining, and, therefore, investment from abroad is not required. Cabot has an onshore cash pool that is connected via intercompany accounts to our global pool. Excess cash in China can be deployed through the global pool to support other non-U.S. subsidiaries and operations and/or investments outside of China. As a result of the flexibility and fluidity of the cash pooling structures, we do not regularly distribute earnings out of China, but we do not have restrictions in making distributions to the U.S. of our after-tax profits, less required allocations to a statutory reserve fund, should we choose to do so. Our holding company in China has made the required allocations. Distributions from China to the U.S. generally would be subject to a 10% withholding tax.

Within China, dividends paid by our operating subsidiaries and distributions made to us by our joint venture operations are to our holding company in China and generally remain in China to support our operational activities and investments in China. Over the last ten years, we have repatriated cash to the U.S. from our holding company in China in one fiscal year. This repatriation was in fiscal year 2019 in the aggregate amount of $150 million and was subject to tax withholding of $15 million. From time to time, we may repatriate additional funds from China in the future; however, we consider most cash we generate in China indefinitely reinvested in China. Further, over the last ten years, we have not transferred cash from the U.S. to our operations in China. There are currently no legal restrictions or limitations on the ability of our Chinese operating subsidiaries or joint venture operations to pay dividends or otherwise distribute after-tax earnings (less any required allocations to a statutory reserve fund), including to entities outside China.

In future filings, to address this comment, we propose enhancing our disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” by modifying our discussion of our cash needs substantially as follows:

T +1 617 345 0100 | F +1 617 342 6103 | cabotcorp.com

Securities and Exchange Commission	- 5 -	March 18, 2022

“A significant portion of our business occurs outside the U.S and our cash generation does not always align geographically with our cash needs. The vast majority of our cash and cash equivalent holdings tend to be held outside the U.S. We generally use a combination of U.S. earnings, commercial paper issuances and borrowings under our U.S. Credit Agreement to meet our U.S. cash needs, and cash held by foreign subsidiaries is generally used to finance the subsidiaries’ operational activities and future investments. ~~We are currently using a combination of commercial paper and borrowings from the U.S. Credit Agreement to meet our U.S. cash needs.~~ We generally reduce our commercial paper balance and, if applicable, borrowings under our Credit Agreements, at quarter-end using cash derived from customer collections, settlement of intercompany balances and short-term intercompany loans. We also have cash pooling structures that support our operations in the U.S., EMEA and China and provide access to cash for our non-U.S. subsidiaries through the global pool. We face limited restrictions on the flow of cash. Argentina has currency controls in place that prevent the distribution of cash, but otherwise we are able to move funds between our non-U.S. subsidiaries through our cash pools, intercompany accounts and/or distributions, as needed. If additional funds are needed in the U.S., we expect to be able to repatriate ~~funds or to access additional debt under the Credit Agreements. As of September 30, 2021, we had $71 million of commercial paper outstanding and our borrowings under the Euro Credit Agreement totaled $134 million~~cash, including cash from China, while paying any withholding or other taxes. However, we consider most cash we generate in geographies outside the U.S. indefinitely reinvested. Changes in tax laws in the U.S. or foreign countries could restrict our ability to transfer funds or impose material costs of such transfers.”

Item 1A. Risk Factors, page 14

Please revise your risk factors section to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In this regarding we note the disclosure you have included on page 20, but ask that you provide more detailed disclosure regarding the regulatory risks associated with your operations and revenue from China.

Response to Comment 4:

We acknowledge the Staff’s comment concerning risks arising from the legal system in China. We believe we have identified these risks in a number of risk factors, including the risk factors included on pages 17 (concerning political or country risk inherent in doing business in some countries), 18 (concerning information technology), 19 (concerning protection of intellectual property) and 20 (concerning uncertain regional economic conditions or trade relations, and concerning numerous tax matters). To address the comment to provide more detailed disclosure regarding the risks associated with our operations and revenue from China, we propose enhancing our disclosure in the risk factor addressing political or country risk in future filings by modifying the description of the risk, substantially as follows:

T +1 617 345 0100 | F +1 617 342 6103 | cabotcorp.com

Securities and Exchange Commission	- 6 -	March 18, 2022

“We are exposed to political or country risk inherent in doing business in some countries, including China.

Sales outside of the U.S. constituted the majority of our revenues in fiscal 2021. We conduct business in several countries, including China, that have less stable legal systems and financial markets, and potentially more corrupt, or less predictable, business environments than the U.S. As set forth in Note U to our Consolidated Financial Statements, sales in China constituted approximately 25% of our revenues in fiscal 2021 and our property, plant and equipment located in China constituted approximately 25% of our total property, plant and equipment as of September 30, 2021. Our operations in some countries, including China, are subject to the following risks … .”

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain if and how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, if applicable.

Response to Comment 5:

As described in response to comment 2, given the nature of Cabot’s business-to-business operations and how Cabot’s data is classified under the CAC’s rules, we do not believe that oversight with respect to data security matters by the CAC under regulations or policies that have been issued by the CAC to date will have a material impact on the operations of our subsidiaries and joint venture operations in China. Accordingly, we respectfully submit that, at this time, we do not believe additional disclosure in response to this comment would be appropriate in our future filings. We undertake to monitor changes that warrant supplemental disclosure.

*        *        *

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Securities and Exchange Commission	- 7 -	March 18, 2022

We would be happy to discuss any of our responses with you at your convenience. Please do not hesitate to call Jane Bell, the Company’s Corporate Secretary and Chief Counsel – Securities and Governance, at (617) 342-6035 with any questions.

Very truly yours,

/s/ Erica McLaughlin
Erica McLaughlin
Senior Vice President and Chief Financial Officer

cc:	Sean Keohane

Karen Kalita

Jane Bell

Paul Kinsella (Ropes & Gray LLP)

William Michener (Ropes & Gray LLP)

T +1 617 345 0100 | F +1 617 342 6103 | cabotcorp.com